September 30, 2011

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation

Form 20-F for the fiscal year ended March 31, 2011

Filed June 30, 2011

File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated August 31, 2011, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2011. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Note18 Commitments and Contingencies, page F-34

(Asbestos-Related Lawsuits), page F-35

1.	You disclose that since May 2007, the Company has been subject to 10 asbestos related lawsuits in Japan and that “The Company is not able to predict the ultimate outcome of these lawsuits or the timing of settlement due to inherent uncertainties in lawsuits.” We have the following comments regarding this disclosure.

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We remind you that ASC 450 does not require estimation with precision or certainty when providing the reasonably possible range of loss. As such, tell us and revise future filings to disclose such estimate or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

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If you conclude that you cannot estimate the reasonable possible additional loss please : (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

The aggregate claimed amount from lawsuits filed against the Company or defendant parties totals ¥16,274 million as of the filing date. Most cases were brought to the court by the construction workers who have developed asbestos-related diseases. These construction workers do not include either the Company’s current or former employees. They have sued the Japanese government and 46 asbestos-related companies including the Company.

The Company discloses the aggregate claimed amount as the maximum within the reasonably possible range of loss because the expected loss will be between zero and the aggregate claimed amount.

Because the Company is currently unable to develop any better estimate within the range or to narrow the range, the Company has stated that it is not able to predict the outcome. The Company acknowledges the Staff’s comment and will disclose in more detail in its future filings that such an estimate cannot be made. Regarding the procedures we undertook and specific factors mentioned in the Staff’s comment, the explanations are provided below.

(1) In regard to the procedures, “(t)he Company considers the progress of legal proceedings, recent similar court cases, and other relevant factors” as stated under the heading “(6) Loss Contingencies” on page 23. Each quarter, representatives from accounting and legal meet to discuss and assess outstanding claims. Legal department consults outside legal counsel about the progress and potential ultimate outcome of the cases. The Company attempts to narrow the range by quantifying the effects of assumptions such as the probability of losing lawsuits, the total amount of ultimate compensation when lost, and the allocation rate among defendants, which includes both the government and asbestos-related companies. With all of these efforts, the Company believes that it has an appropriate process in place to estimate any loss or range of loss, or to determine that such an estimate cannot be made.

(2) To date, for certain cases, the court procedures have not yet opened as the complaints have only been served on the Company while others are still at the stage of court proceedings to arrange issue and evidence. The progress of these lawsuits has not provided any developments that would facilitate a better estimation for any of the above assumptions. The Company expects that the degree of uncertainty related to each of the assumptions will decrease as the lawsuits progress, but is currently unable to predict when any of them will be resolved. Finally, because similar asbestos-related cases in Japan are still pending and have not been concluded, the Company is not able to use them as a reference in estimating the above assumptions.

Having given consideration to the Staff’s comment, the Company believes that there is room for improvement in the disclosures about loss contingencies such as specific factors that have affected our ability to estimate. In future filings, the Company will assess whether any further disclosure should be made in the financial statements in accordance with ASC 450-20-50.

Matters Related to Health Hazard of Asbestos, page F-36

(Background), page F-36

2.	Under the heading “Matters Related to health hazard of Asbestos” on page 27 you disclose that the Company recorded an expense of ¥179 million in this fiscal year related to the New Asbestos Law. Please tell us and revise future filings to disclose within your footnotes how the Company’s share of contribution is calculated and when the Company is notified that it is required to make additional contributions.

Response:	The Company’s share of special contributions is based on the ratio of the Company’s usage of asbestos to the total quantity of asbestos imported into Japan in the past.

The Company was notified of this most recent additional special contribution as of April 1, 2011. However the Company cannot predict either when the next notification will be received or its amount.

The Company acknowledges the Staff’s comment and will make additional disclosures about special contributions in future filings.

(Accounting for Asbestos-Related Expenses), page F-36

3.	You indicate that the Company expenses the consolation payments, relief payments and the compensation for employees, based on the Company’s accounting policies and procedures. Your accounting policy on page F-10 indicates that you expense payments when you determine that a payment is warranted based on the medical condition of the individual concerned and in accordance with the Company’s policies and procedures. We have the following comments in this regard.

•	Please tell us and disclose your accounting policies and procedures. Please clarify if your policies and procedures differ as they relate to consolation, relief and/or compensation payments.

•

Please tell us and expand your disclosures to explain if these payments are one time payments or if any payments are paid out over time. Clarify whether a person who receives such payments is precluded from participating in asbestos-related lawsuits such as those the Company has been subject to since May 2007.

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You indicate that you have accrued ¥390 million at March 31, 2011 and that although the Company believes that this amount appears to be a better estimate than any other within a reasonably estimate range of amounts, there is a ¥840 million additional exposures to loss in excess of the accrued amount. Please tell us and expand your disclosures to clarify the nature of these payments such that a range of loss exists in excess of the amounts you have accrued.

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We note your disclosure that the Company has no basis or information to estimate the number of residents and current and former employees that are going to apply for payments and that it is not possible to reasonably estimate the amount of its ultimate liability related to this contingency. Please explain to us the procedures you undertake to make such estimates, including what consideration you have given to using historical requests for payments to assist you in estimating future requests.

Response:	The voluntary consolation payments and relief payments, which are made for residents who lived near the Company’s plant in Amagasaki, Hyogo Prefecture and the compensation payments, which are made for the current and former employees who were involved in handling and manufacturing products containing asbestos, are considered warranted and are accrued when the Company confirms that all the criteria specified by the Company are fulfilled by the applicants.

The major criterion for current and former employees is whether the applicant is recognized as a patient for asbestos-related diseases by the Workers’ Accident Compensation Insurance for asbestos-related diseases.

For residents, the significant criteria are whether the applicant is recognized as a patient for asbestos-related diseases by the Law for the Relief of Patients Suffering from Asbestos-Related Diseases, whether they don’t have working experience related to handling or/and manufacturing products containing asbestos and how close they lived to our plant.

The accounting policies and procedures are the same for the voluntary consolation payments, relief payments and compensation payments. The Company acknowledges the Staff’s comment and will make additional disclosures further explaining the accounting policies and procedures in future filings.

The voluntary consolation payments, relief payments and compensation payments are each paid in a lump sum. The Company acknowledges the Staff’s comments and will disclose this fact in future filings. Those who receive relief payments or compensation payments are precluded from participating in asbestos-related lawsuits. Those who receive voluntary consolation payments are not precluded; however, nearly all of those receiving consolation payments received relief payments as well.

In addition to the accrued payment requests amounting to ¥390 million, there were pending requests under review totaling ¥840 million. Depending on the outcome of the review, a range of possible exposure between zero and ¥840 million exists. The Company acknowledges the Staff’s comment and will improve its disclosure in future filings to explain the situation more clearly.

At least annually, representatives from the accounting department and the health & safety planning & promotion department meet to discuss the current status of matters related to health hazard of asbestos. As mentioned above, the eligible applicants for the voluntary consolation payments and relief payments must be, at a minimum, suffering from asbestos-related diseases and entitled under the Act on Asbestos Health Damage Relief. For the compensation payments, the eligible applicants must be, at a minimum, suffering from asbestos-related diseases and entitled under the workers’ accident compensation insurance. Therefore, the Company believes that 1) the total number of its current and former employees and residents who meet the criteria specified by the Company such as working experience and place of residence and 2) the rate of incidence in asbestos-related diseases are two of the crucial factors for estimating future requests for these payments among others such as the expected payment per person; these factors are indispensable for estimating the future requests.

The extensive examination needs to be made on the individual conditions during the period that the Company manufactured asbestos-containing products (such as distance from the Company’s plant and working experience at the Company’s or other company’s plant) of its current and former employees and those residents so that the Company determines whether they meet the criteria specified by the Company. However such individual conditions of its current and former employees and those residents who have not yet requested for payment are not available from the Company’s records or the local government’s census records.

Furthermore, reliable statistics of a rate of incidence in asbestos-related diseases, whether or not medically established, are not available to the Company. Although the Company attempted to estimate the average rate of incidence in asbestos-related diseases by using historical requests for payments, the number of requests for payments which is the numerator for the average rate of incidence will cumulatively increase year after year, hence, the Company is unable to estimate the ultimate average rate of incidence. That is, historical requests for payments represent only a portion of ultimate outcome, which is not deemed to contribute to the estimate of the rest of the outcome.

The Company considered estimating future requests based on only time series data of historical requests. However, there is no correlation between time and historical requests, for example increasing or decreasing trend, therefore the Company believes that it is not practicable even approximately to estimate future requests based on only time series data of historical requests. The Company acknowledges the Staff’s comment and will improve its disclosure in future filings to explain the situation more clearly.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Faithfully yours,

/s/ Satoru Sakamoto
Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker

Ms. Jeanne Baker

(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

(Sullivan & Cromwell LLP)

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